Exhibit 99.3

NEWS RELEASE

AURINIA ESTABLISHES AT-THE-MARKET FACILITY

Victoria, British Columbia – September 13, 2019: Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH / TSX:AUP) (“Aurinia” or the “Company”), a late- stage clinical biopharmaceutical company focused on advancing voclosporin in multiple indications, today announced that it has entered into an Open Market Sales Agreement with Jefferies LLC (“Jefferies”) pursuant to which the Company may from time to time sell, through at-the-market (“ATM”) offerings with Jefferies acting as sales agent, such common shares as would have an aggregate offer price of up to US$40,000,000. Aurinia has also filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplements Aurinia’s short form base shelf prospectus dated March 26, 2018, and Aurinia’s shelf registration statement on Form F-10 dated March 26, 2018, declared effective on March 29, 2018. The listing of any shares sold pursuant to the ATM facility is subject to the approval of the Toronto Stock Exchange and Nasdaq. Jefferies, at Aurinia’s discretion and instruction, will use its commercially reasonable efforts to sell the common shares at market prices from time to time. Sales in the ATM facility will only be conducted in the United States through Nasdaq or another exchange at market prices. No sales will be conducted in Canada or through the Toronto Stock Exchange.

Aurinia currently intends to use the proceeds from sales related to the ATM facility, if any to fund its operations, which includes, but is not limited to, its dry eye syndrome program, clinical development of voclosporin, commercial production of voclosporin (whether for lupus nephritis or other indications), regulatory, pre-marketing and commercialization preparation activities for voclosporin primarily for lupus nephritis, and for general corporate purposes and working capital.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

Copies of the prospectus supplement and the accompanying prospectus relating to these securities may be obtained by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 547-6340, or by e-mail at Prospectus_Department@Jefferies.com.

About Aurinia

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing an investigational drug, for the treatment of Lupus Nephritis, Focal Segmental Glomerulosclerosis and Dry Eye Syndrome. The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally.

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements. Forward-looking statements in this news release include, without limitation, statements about the possible sales of common shares and statements that Aurinia intends to use the proceeds from the sale of shares to fund its dry eye syndrome program, clinical development of voclosporin, commercial production of voclosporin (whether for lupus nephritis or other indications), regulatory, pre-marketing and commercialization preparation activities for voclosporin primarily for lupus nephritis, and for working capital and general corporate purposes. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the Company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the combined company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should review the prospectus supplement and accompanying prospectus and consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Investors & Media:

Glenn Schulman, PharmD, MPH

SVP, Corporate Communications & IR

gschulman@auriniapharma.com